LOGOI LEARNING SYSTEMS, INC.

FINANCIAL STATEMENT
FOR FISCAL YEAR 2022

TABLE OF CONTENTS

LOGOI LEARNING SYSTEMS, INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	133,038.60
Accounts receivable, net		0
Inventory		0
Loans receivable - related party		0
Prepaid expenses and other current assets		0
TOTAL CURRENT ASSETS		133,038.60

PROPERTY AND EQUIPMENT

Property and equipment, net	0

OTHER ASSETS

Intangible assets, net	0
Deposits	0
	0

TOTAL ASSETS	$	133,038.60

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	0
Credit cards payable		0
Warranty reserve		0
Accrued expenses		0
Sales tax payable		0
Deferred revenue		0
TOTAL CURRENT LIABILITIES		0
TOTAL LIABILITIES		0

SHAREHOLDERS' EQUITY

Common stock, authorized 1,844,930 shares, $0.00001 par value.	98.44
Additional paid-in capital	419,880.16
Retained earnings	(286,940)
TOTAL SHAREHOLDERS' EQUITY	133,038.60

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	133,038.60

LOGOI LEARNING SYSTEMS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2022

REVENUES	$	**6000**
COST OF GOODS SOLD		**0**
GROSS PROFIT		**6000**
OPERATING EXPENSES		**231**
Bank charges		
Education and training		**8,557**
Liability Insurance		**729**
Internet		**1,285**
Legal and professional fees		**893**
Outside professional services		**17,447**
Payroll processing expenses		**597**
Postage/Shipping		**16**
Salaries & wages		**2,977**
Software		**4,990**
Travel		**10,636**
TOTAL OPERATING EXPENSES		**48,358**
NET OPERATING LOSS		**(42,358)**
OTHER INCOME/(EXPENSE)		
Interest expense		**0**
Interest income		**0**
TOTAL OTHER INCOME/(EXPENSE)		**0**
NET INCOME (LOSS)	$	**(42,358)**
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		**0**
TOTAL COMPREHENSIVE LOSS	$	**(42,358)**

LOGOI LEARNING SYSTEMS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022

	Common Stock		Preferred Stock (SAFE Financing)		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE	8,000,000	$ 80	-	$ 225,100	$ -	$ (244,582)	$ 225,180
Contributions	1,844,930	18.44	-	157,900	36,880.16	-	194,798.60
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	(42,358)	$ (286,940)
ENDING BALANCE, DECEMBER 31, 2022	9,844,930	$ 98.44		$ $383,000	$ 36,880.16	$ (286,940)	$ 133,038.60

LOGOI LEARNING SYSTEMS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(42,358)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		0
(Increase) decrease in assets:		
Accounts receivable		0
Inventory		0
Prepaid expenses and other current assets		0
Security deposit		0
Increase (decrease) in liabilities:		
Accounts payable		0
Credit cards payable		0
Warranty reserve		0
Sales tax payable		0
Deferred revenue		0
Accrued expenses		
CASH USED FOR OPERATING ACTIVITIES		**(42,358)**

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for fixed assets	0
Issuance of notes receivable - related party	0
Cash used for intangible assets	0
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**0**

CASH FLOWS FROM FINANCING ACTIVITIES

	194,798.60
Issuance of common stock	
	0
CASH PROVIDED BY INVESTING ACTIVITIES	
NET INCREASE (DECREASE) IN CASH	152,440.60
CASH AT BEGINNING OF YEAR	(19,402)
CASH AT END OF YEAR	$ 133,038.60

CASH PAID DURING THE YEAR FOR:	
INTEREST	$0
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:	
STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$0

LOGOI LEARNING SYSTEMS, INC.
NOTES TO THE FINANCIAL STATEMENT
FISCAL YEAR 2022

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement includes information for fiscal year 2022.

Logoi Learning Systems was incorporated in the State of Delaware on June 26, 2020.

Logoi is building the knowledge extraction & validation engine to address the billion dollar problem companies face around siloed knowledge and knowledge leak when employees exit. Wikis and documents only represent 20% of company knowledge. Logoi unlocks the other 80% of conversation-based knowledge with an AI-powered personal assistant.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020-2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Equity Based Compensationpensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share‑based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018‑07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

2.   <u>Equity</u>

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is twenty million (20,000,000), $0.00001 par value per shares. As of December 31, 2022, 9,844,930 shares have been issued and are outstanding.

Equity Based Compensation

The equity-based compensation plan authorizes 12,000,000 stock options to be granted. During 2021, the Company issued 10,330,000 of options to key service providers. The remaining are available for future issuance. These options have grant dates of April 2021 - December 2021, with expiration dates in 2030. The Company maintains two different vesting schedules

(1) One twenty-fourth (1/24th) of the Shares subject to the Option shall vest on the one (1) month anniversary of the Vesting Commencement Date, and one twenty-fourth (1/24th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date. In the event of a Change of Control (as defined in
the Company's 2022 Equity Incentive Plan), 100% of the total number of Shares subject to the Option shall vest and become exercisable, subject to Participant continuing to be a Service Provider through such time.

(2) One fourth (1/4th) of the shares subject to the option will vest on the one year anniversary of the Vesting Commencement Date and an additional one forty-eighth (1/48th) of the aggregate number of shares subject to the option will vest on the corresponding day of each month thereafter (or if there is no such corresponding day, on the last day of such month), subject to the Participant continuing to be a Service Provider to the Company through each
such date.